FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Simons James H.	2. Issuer Name and Ticker or Trading Symbol Segue Software Inc. (SEGU)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Renaissance Technologies Corp. 800 Third Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/31/02
(Street) New York, NY 10022		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								286,666	D
Common Stock								806,973	I	By Shining Sea Ltd.(1)
Series B Convertible Preferred Stock	12/31/02		J(3)		41,292	A		729,492	I	By LLC(2)
Common Stock								777,592(4)	I	By LLC(2)
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
NQSO	$22.25							Immediate	4/2/06	Common Stock	4,000		4,000	D
NQSO	9.50							Immediate	4/2/07	Common Stock	4,000		4,000	D
NQSO	14.563							Immediate	4/2/08	Common Stock	4,000		4,000	D
NQSO	9.313							Immediate	4/2/09	Common Stock	4,000		4,000	D
NQSO	12.313							Immediate	4/3/10	Common Stock	2,000			D
NQSO	12.313							Immediate	4/3/10	Common Stock	1,000			D
NQSO	12.313							Immediate	4/3/10	Common Stock	1,000		4,000	D
NQSO	5.093							Immediate	4/2/11	Common Stock	2,000			D
NQSO	5.093							Immediate	4/2/11	Common Stock	1,000			D
NQSO	5.093							Immediate	4/2/11	Common Stock	1,000		4,000	D

Explanation of Responses:

(1) Beneficially owned by Bermuda Trust Company as trustee of certain trusts, including the Lord Jim Trust, for the benefit of Dr. Simons and his descendants. Dr. Simons disclaims beneficial ownership of these shares.
(2) Beneficially owned by S-7 Associates LLC, a limited liability company of which James H. Simons is the Managing Member.
(3) Received pursuant to a stock dividend paid on Series B Convertible Preferred Stock.
(4) Includes 729,492 shares issuable upon conversion of Series B Convertible Preferred Stock.

By: /s/ James H. Simons **Signature of Reporting Person	01/03/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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